SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Improves Versatility of 508XT Land Acquisition System with

New WTU-508 Node

Paris, France – June 13, 2017

CGG announced today that Sercel has launched the WTU-508 high-performance X-Tech® node as an extension of its 508XT land seismic acquisition product range. The new node offers even greater flexibility for all types of survey operations, such as complex small-scale urban surveys or high-productivity mega-crews. Fully integrated into the existing 508XT platform, it reinforces the new paradigm created by the 508XT in land seismic acquisition.

The WTU-508 is an easy-to-use smart autonomous land node. Users need only to connect the geophone for the WTU-508 to record its position and start collecting seismic data. Data is stored in its internal memory and ready for retrieval on the fly using Sercel’s latest-generation high-speed wireless harvesting.

The WTU-508 also features Sercel’s new XT-Pathfinder transmission management technology providing quality control information to the land seismic recorder wirelessly and without the need for any additional infrastructure. XT-Pathfinder does this by creating a network that finds the most reliable QC data path to the seismic recorder while automatically adapting to any survey changes, minimizing field effort and troubleshooting as the survey progresses.

Pascal Rouiller, Sercel CEO, said: “Since the launch of our 508XT land acquisition system, more than 125,000 channels have been delivered worldwide to our customers. Our introduction of the new WTU-508 node complements our current 508XT product range and gives the 508XT even greater operational flexibility as the land seismic acquisition system of choice.”

Sercel’s new WTU-508 node offers even greater flexibility for all types of survey operations, such as complex small-scale urban surveys or high-productivity mega-crews (image courtesy of Sercel).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 13th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer